Exhibit 99.1
YINGLI GREEN ENERGY ANNOUNCES COMPLETION OF
ACQUISITION OF CYBER POWER
AND ENTERING INTO A CONVERTIBLE NOTE TRANSACTION
BAODING, China — January 7, 2009 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced it has completed the acquisition of Cyber Power Group Limited (“Cyber Power”). To fund the acquisition the Company used available cash on hand and committed to issue senior secured convertible notes due 2012 (the “Notes”) to Trustbridge Partners II, L.P. (“Trustbridge”).
Pursuant to a share purchase agreement (the “Agreement”) entered into between Yingli Green Energy and Grand Avenue Group Limited (“Grand Avenue”), a company controlled by Mr. Liansheng Miao, Chairman and Chief Executive Officer of the Company, Yingli Green Energy acquired 100% of the issued and outstanding share capital of Cyber Power. Cyber Power, through Fine Silicon Co., Ltd. (“Fine Silicon”), its principal operating subsidiary in China, is a development stage enterprise with plans to begin production of solar-grade polysilicon in the second half of 2009. Pursuant to the Agreement, Yingli Green Energy paid Grand Avenue approximately US$77.6 million, of which US$25.0 million had been paid in November 2008 pursuant to the previously announced binding letter of intent relating to the Cyber Power acquisition. The final acquisition price was determined based on an approximately 4% discount to the net tangible book value of Cyber Power as of November 30, 2008. Proceeds from the Cyber Power acquisition will be used by Grand Avenue to repay in full all of its outstanding indebtedness incurred to date in connection with the construction of the polysilicon operations of Fine Silicon.
“We are excited to take this first step in expanding Yingli Green Energy’s manufacturing capability to include solar-grade polysilicon,” commented Mr. Zongwei Li, Chief Financial Officer of Yingli Green Energy. “We believe having a fully integrated business model will not only help us secure high quality polysilicon to meet our customers’ demands for top quality PV products but also help control our silicon costs and improve our margins.”
The Company also entered into a note purchase agreement with Trustbridge, an affiliate of Gold Sight International Limited (“Gold Sight”), the former minority shareholder of Cyber Power, for up to US$50.0 million in Notes, US$20.0 million of which will be issued in connection with the financing of the Cyber Power acquisition. The US$20 million tranche of the Notes are expected to be issued on or about January 16, 2009. The Notes will carry an interest rate of 10% and will be convertible at any time into the Company’s ordinary shares at an initial conversation rate of 17,699 ordinary shares per US$100,000 principal amount of Notes (based on US$5.65 per American depositary share, the volume weighted average price of the Company’s American depositary shares over the past 20 trading days on the New York Stock Exchange), subject to adjustment under the terms of the indenture governing the Notes. The Notes are guaranteed by Mr. Miao and Yingli Power Holding Company Ltd. (“Yingli Power”), a company controlled by Mr. Miao and the controlling shareholder of the Company, and secured by a pledge by Yingli Power of a fixed number of ordinary shares of the Company it holds (with no obligation to deliver additional shares of collateral nor any default tied to the trading price of the American depositary shares of Yingli Green Energy).
Yingli Green Energy expects that the Cyber Power acquisition will enable it to have a more secure and stable supply of polysilicon that is less dependent on market conditions, and allow it to further vertically integrate its manufacturing processes and improve margins.
In a concurrent transaction, Grand Avenue purchased from Gold Sight all of Gold Sight’s 30% equity interest in Cyber Power, enabling Grand Avenue to then sell 100% of the issued and outstanding share capital of Cyber Power to the Company to complete the acquisition. Under the terms of the note purchase agreement, subsequent proceeds received by Gold Sight from the sale of Gold Sight’s 30% equity interest in Cyber Power will be applied by Trustbridge or its affiliate toward the purchase of up to an additional US$30.0 million of the Notes. Yingli Green Energy expects to use the proceeds from the additional US$30.0 million tranche of the Notes for general corporate purposes.
The Cyber Power acquisition received final approval from the Company’s board of directors and audit committee in accordance with its corporate governance requirements.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary, Yingli Energy (China) Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW in the third quarter of 2009. The Company, through Fine Silicon Co., Ltd., its wholly owned subsidiary, also plans to begin production of solar-grade polysilicon in second half of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
In the United States:
Linda Bergkamp
Christensen
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com
In Hong Kong:
Chen Yuan Yuan
Christensen
Tel: +852-2232-3926
Email: ychen@ChristensenIR.com

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